March 11, 2009

Mr. Roman Livson
Sunrise Energy Resources
551 Fifth Avenue, Suite 2020
New York, New York 10017

Dear Mr. Livson:

In accordance with your request, we have evaluated the reserves, as of December 31, 2008, to the Sunrise Energy Resources, Inc (Sunrise) interest in certain oil and gas properties located in the Karaikozov Field, Ukraine. Our evaluation has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. Based on the prices and costs used in our evaluation, which was conducted in accordance with the guidelines of the U.S. Securities and Exchange Commission (SEC), we have determined that there are no proved reserves for these properties at this time. Estimates of reserves may increase as result of future operations. In accordance with SEC guidelines, we have not estimated any probable or possible reserves that may exist for these properties. Definitions of reserves categories are presented immediately following this letter.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties. Also, we did not consider any salvage value for the lease and well equipment or the cost of abandoning the properties.

Oil prices used in this evaluation are based on a December 31, 2008 Brent spot price of $34.68 per barrel and are adjusted by lease for quality, transportation fees, and a regional price differential. As requested, this evaluation has been prepared using a gas price of $4.12 per thousand cubic feet, which was specified by Sunrise.

Lease and well operating costs used in this evaluation are based on operating expense records of Sunrise, the operator of the properties. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Sunrise are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our evaluation were obtained from Sunrise, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office.

We are independent petroleum engineers, geologists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Philip S. (Scott) Frost, P.E.
Philip S. (Scott) Frost, P.E.
Senior Vice President Date Signed: March 11, 2009